OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-28580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mutual Securities, Inc., of California DBA Mutual Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

807-A Camarillo Springs Road
(No. and Street)

Camarillo	California	93012
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nick Damiani	(805) 764-6740	nick.damiani@mutual.group
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Farber Hass Hurley LLP
(Name – if individual, state last, first, and middle name)

9301 Oakdale Ave Suite 230	Chatsworth	CA	91311
(Address)	(City)	(State)	(Zip Code)

10/22/2003	223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nick Damiani, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mutual Securities, Inc., of California DBA Mutual Securities, Inc, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Administrative Officer

[signature] DA (see attached California Acknowledgment)

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a 2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3 3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

On 9/25/2025 before me, Dorianne Allen Notary Public
Date *Here Insert Name and Title of the Officer*

personally appeared Nick Damian,
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

DORIANNE ALLEN
Notary Public - California
Ventura County
Commission # 2376622
My Comm. Expires Sep 26 2025

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: U.S. SEC Annual Reports Form X-17A-5 Part III

Document Date: September 25, 2025 Number of Pages: ______

Signer(s) Other Than Named Above: Nick Damiani

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______

MUTUAL SECURITIES, INC.

FINANCIAL STATEMENTS
JUNE 30, 2025
TOGETHER WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MUTUAL SECURITIES, INC.



FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual Securities Inc. as of June 30, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mutual Securities Inc. as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mutual Securities Inc.'s management. Our responsibility is to express an opinion on Mutual Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mutual Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II, Computation For Determination Of Reserve Requirements and Information for Possession or Control Requirements, have been subjected to audit procedures performed in conjunction with the audit of Mutual Securities Inc.'s financial statements. The supplemental information is the responsibility of Mutual Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as Mutual Securities Inc.'s auditor since 2018.
Chatsworth, California
September 29, 2025

9301 Oakdale Avenue, Suite 230 Chatsworth, CA 91311
P 818-895-1943 **F** 818-727-7700
fhhcpas.com

MUTUAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Cash and cash equivalents	$	2,836,155
Deposit with clearing organization		200,000
Receivables from brokers or dealers and clearing organization		3,549,322
Furniture, equipment, and leasehold improvements, net		364
Other assets		69,287
TOTAL ASSETS	$	6,655,128

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable, accrued expenses, and other liabilities	$	1,426,786
Commissions payable		3,490,972
Income taxes payable - related party		2,634
Total liabilities		4,920,392

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY:

Common stock, no par value	
100,000 shares authorized, 31,308 shares issued and outstanding	23,413
Additional paid-in capital	142,726
Retained earnings	1,568,597
Total stockholder's equity	1,734,736
TOTAL LIABILITIES AND	
STOCKHOLDER'S EQUITY	$ 6,655,128

The accompanying notes to financial statements
are an integral part of this statement.

MUTUAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2025

REVENUES:

Commission income	$	31,166,880
Interest income		158,235
Insurance proceeds		622,113
Other income		763,572
		32,710,800

EXPENSES:

Compensation and benefits, net	25,686,574
Client adjustments	774,215
Legal and professional fees	763,109
Technology	600,523
Floor brokerage, exchange, and clearance fees	392,680
Insurance	359,068
Regulatory fees	329,494
Occupancy and equipment	154,583
Provision for income taxes	885,949
Other operating expenses	822,066
	30,768,261

NET INCOME	$	1,942,539

The accompanying notes to financial statements
are an integral part of this statement.

MUTUAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2025

	Common stock		Additional paid-in capital		Retained earnings		Total	
BALANCE, July 1, 2024	$	23,413	$	142,726	$	1,551,058	$	1,717,197
Distributions to stockholder		-		-		(1,925,000)		(1,925,000)
Net income		-		-		1,942,539		1,942,539
BALANCE, June 30, 2025	$	23,413	$	142,726	$	1,568,597	$	1,734,736

The accompanying notes to financial statements
are an integral part of this statement.

MUTUAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 1,942,539
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,934
Increase in receivables from brokers or dealers and clearing organization	(103,427)
Decrease in other assets	13,049
Increase in accounts payable, accrued expenses, and other liabilities	824,804
Decrease in commissions payable	(145,233)
Decrease in income taxes payable - related party	(262,393)
Total adjustments	330,734
Net cash provided by operating activities	2,273,273

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to stockholder	(1,925,000)

NET INCREASE IN CASH AND CASH EQUIVALENTS	348,273
CASH AND CASH EQUIVALENTS, beginning of year	2,487,882
CASH AND CASH EQUIVALENTS, end of year	$ 2,836,155

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for income taxes, net	$ 824,004

The accompanying notes to financial statements
are an integral part of this statement.

MUTUAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2025

1. BUSINESS DESCRIPTION

Mutual Securities, Inc., of California d/b/a Mutual Securities, Inc. (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is wholly owned by Mutual Group, Inc. (the "Parent").

The Company offers traditional security broker-dealer products and insurance products to individual, institutional, and corporate clients. The Company's clients are primarily located throughout the United States.

The Company executes transactions and introduces them to National Financial Services LLC, (the "Clearing Broker"), a New York Stock Exchange member firm, on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates -

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, the valuation of the provision for incomes taxes and the depreciable lives of furniture, equipment, and leasehold improvements. Accordingly, actual results may differ from those estimates.

Cash and cash equivalents -

Cash and cash equivalents consists of deposits with banks and highly liquid investments with a maturity of three months or less when purchased which are not held for sale in the ordinary course of business.

Receivables from brokers or dealers and clearing organization and allowance for credit losses -

The Company extends credit to its Clearing Broker and other companies in the financial services industry in the normal course of business. Management periodically reviews the sufficiency of the allowance for credit losses, taking into consideration its historical losses, existing economic conditions, and reasonable and supportable forecasts of expected credit losses, and makes adjustments to the allowance as it considers necessary. Management has determined that no allowance is necessary at June 30, 2025. Accounts are charged off against the allowance for credit losses when management determines such accounts are uncollectible.

The following table summarizes receivables from brokers or dealers and clearing organization at June 30:

	2025	2024
Receivables from brokers or dealers and clearing organization	$ 3,549,322	$ 3,445,895

Depreciation -

Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Furniture and equipment	5 - 15 years
Leasehold improvements	Remaining term of the related lease

Furniture, equipment, and leasehold improvements -

Furniture, equipment, and leasehold improvements are generally stated at cost. However, the Company reviews long-lived assets to be held and used for possible impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the asset to the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the assets are considered to be impaired, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Income taxes -

Income taxes are provided for the tax effect of transaction reported in the financial statements and consist of taxes currently due.

The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse. The Company did not have any material deferred tax assets or liabilities at June 30, 2025.

The Parent files C-corporation consolidated federal and state income tax returns, including the results of the Company. The Company calculates its income tax provision using the separate return method and settles intercompany income tax balances with the Parent as if it filed separate income tax returns. Accordingly, the Company estimates a provision for income taxes and reports income taxes payable - related party in the accompanying statement of financial condition. Provision for income taxes consists of the following for the year ended June 30, 2025:

Current -	
Federal	$621,584
State	264,365
	$885,949

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

At June 30, 2025, the Parent's federal and state consolidated income tax returns remain subject to examination by the respective taxing authorities for the 2022 through 2025 tax years.

Leases -

The Company determines if an arrangement is or contains a lease at inception. The Company records right-of-use ("ROU") assets and lease liabilities, which are initially based on the discounted future minimum lease payments over the term of the lease. As the rate implicit in leases is not easily determinable, the incremental borrowing rate is used in determining the present value of lease payments.

For leases with an initial term of 12 months or less, no ROU asset or lease liability is recorded on the statement of financial condition and the short-term lease cost for these leases is recorded on a straight-line basis over the lease term. At June 30, 2025, the Company does not have any lease agreements with initial terms exceeding 12 months.

Recent accounting pronouncement -

Effective July 1, 2024, the Company adopted the Financial Accounting Standards Board Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280)*. ASU 2023-07 requires additional information and disclosures about the Company's operating segment. See Note 8 for disclosures in accordance with ASU 2023-07.

Subsequent events -

The Company has evaluated subsequent events through September 29, 2025, the date the accompanying financial statements were available to be issued. There were no subsequent events requiring disclosure during the period then ended.

3. **REVENUE RECOGNITION**

Recognition -

Revenues are recognized when the promised services are provided to clients in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Commission income -

The Company views the selling, distribution and marketing, or any combination thereof, of investment products as a single performance obligation to the product sponsors. The Company is the principal for commission income, as it is responsible for the execution of the client-investors' purchases and sales, and maintains relationships with the product sponsors. Registered representatives assist the Company in performing its obligations.

The following table presents total commission income disaggregated by major source for the year ended June 30, 2025:

Variable annuities	$23,966,582
12b-1 fees	5,246,236
Brokerage commissions	1,129,179
Direct mutual funds	692,283
Fixed annuities/insurance	132,600
Total commission income	$31,166,880

The Company generates two types of commission income: (1) sales-based commission income that is recognized at the time of the transaction on a trade date basis and (2) trailing commission income that is recognized subsequent to the initial transaction over time as earned. Sales-based commission varies by source and is based on a percentage of product source's current market value at the time of the transaction. Trailing commission income is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which the related ongoing services are performed. As trailing commission income is based on the market value of clients' investment holdings, recognition of this variable consideration is constrained, and thus is not recognized, until the market value is determinable.

The following table presents sales-based and trailing commission income disaggregated by major source for the year ended June 30, 2025:

Sales-based	
Variable annuities	$1,053,978
Brokerage commissions	1,129,179
Direct mutual funds	692,283
Fixed annuities/insurance	109,919
Total sales-based income	2,985,359
Trailing	
Variable annuities	22,912,604
12b-1 fees	5,246,236
Fixed annuities/insurance	22,681
Total trailing income	28,181,521
Total commission income	$31,166,880

Interest income -

Interest income includes amounts earned under the Company's agreement with its Clearing Broker, primarily consisting of a portion of interest generated from client accounts. The account also includes interest earned on the Company's own cash deposits held with banks and the Clearing Broker. Interest income is recognized when earned and collection is reasonably assured.

Insurance proceeds -

During the year ended June 30, 2025, the Company received insurance proceeds totaling $622,113 resulting from an insurance claim.

Other income -

Other income consists primarily of revenues earned through agreements with the Clearing Broker and third-party providers. Such amounts include account-related fees received in accordance with the custodial agreement for investor client accounts, insurance override payments earned on policies sold by registered representatives, and 12b-1 distribution fees related to core money market fund balances held in client accounts. Such amounts are recognized as income when earned and collection is reasonably assured.

4. **FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS**

Furniture, equipment, and leasehold improvements consist of the following at June 30, 2025:

Furniture and equipment	$127,715
Leasehold improvements	61,157
	188,872
Less - accumulated depreciation	(188,508)
Furniture, equipment, and leasehold improvements, net	$ 364

Depreciation expense totaled $3,934 for the year ended June 30, 2025.

5. COMMITMENTS AND CONTINGENCIES

The Company is subject to a clearing agreement with the Clearing Broker to provide clearing, execution, and other services to the Company. At June 30, 2025, the agreement has approximately two years remaining. Either party may terminate the agreement at the end of the renewal term with ninety days' prior written notice. Termination of the agreement for other reasons by the Company will result in a termination fee to be paid by the Company.

The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. Deposit with clearing organization reported in the accompany statement of financial condition totaled $200,000 at June 30, 2025.

The Company may be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management based on consultations with counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's financial statements.

6. RETIREMENT PLAN

The Company has a retirement plan that offers substantially all employees (who meet certain eligibility requirements) the opportunity to participate in a qualified 401(k) plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan provides for the Company to make safe harbor matching contributions equal to 100% of participants' elective deferrals up to 4% of eligible compensation. The Company's safe harbor matching contributions totaled $194,043 for the year ended June 30, 2025.

The Plan also provides for discretionary contributions. For the year ended June 30, 2025, the Company elected not to make a discretionary contribution.

7. CREDIT RISK CONCENTRATIONS

The Company maintained bank balances that, at times, exceeded the federally insured limit as of and during the year ended June 30, 2025. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

As discussed in Note 1, the Company executes transactions and introduces clients to the Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring clients to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the clients to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Commissions earned by the top five registered representatives represented approximately 15% of the Company's total commission income for the year ended June 30, 2025.

8. SEGMENT REPORTING

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services including principal and agency transactions. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"). The CODM utilizes net income, as well as excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company operates in a single reportable segment; therefore, all financial information, including revenues, expenses, and assets, is included in the accompanying financial statements.

9. RELATED PARTY TRANSACTIONS

The Company has a month-to-month lease agreement with the Parent for office space. Short-term lease cost totaled $139,892 for the year ended June 30, 2025 and is reported within occupancy and equipment expense in the accompanying statement of income.

At June 30, 2025, the Company owes income taxes to its Parent totaling $2,634 in the accompanying statement of financial condition. The Company paid income taxes to its Parent totaling $824,004 for the year ended June 30, 2025.

Mutual Advisors, LLC ("Mutual Advisors") is affiliated with the Company through common control as both entities are wholly owned by the Parent. The Company offers brokerage services to certain clients of Mutual Advisors, and either the clients or their investment adviser representatives are charged for such brokerage services.

The Company has an agreement with Mutual Advisors under which Mutual Advisors reimburses the Company for compensation and benefits that the Company pays on its behalf. Reimbursements from Mutual Advisors to the Company totaled $4,344,540 for the year ended June 30, 2025 and are reported within compensation and benefits, net in the accompanying statement of income. At June 30, 2025, the Company had no outstanding amounts due from Mutual Advisors.

10. RECURRING COMMISSION EXPENSE DEDUCTIONS

The Company charges recurring monthly fees to registered representatives that are included in the commission statements and payments to the registered representatives for technology, administrative, and insurance costs. These recurring registered representative charges are recorded as a reduction to commission expense. These charges totaled approximately $1,442,409 for the year ended June 30, 2025 and are reported within compensation and benefits, net in the accompanying statement of income.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2025, the Company had net capital of $1,421,357 which was $1,093,331 in excess of its required net capital of $328,026. The Company's net capital ratio was 3.46 to 1.

MUTUAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2025

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 1,734,736
2.	Deduct ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		1,734,736
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		$ 1,734,736
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition	$ 311,532	
	B. Secured demand note deficiency	-	
	C. Commodity futures contracts and spot commodities	-	
	D. Other deductions and/or charges	-	(311,532)
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		1,423,204
9.	Haircuts on securities:		
	A. Contractual securities commitments	-	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities:	-	
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	1,847	
	D. Undue concentration	-	
	E. Other	-	(1,847)
10.	Net capital		$ 1,421,357

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)	$ 328,026
12.	Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
13.	Net capital requirement (greater of line 11 or 12)	$ 328,026
14.	Excess net capital (line 10 less 13)	$ 1,093,331
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 929,318

(Continued on page 14)

The accompanying notes to financial statements
are an integral part of this schedule.

- 13 -

MUTUAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2025

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	4,920,392
17. Add:		
A. Drafts for immediate credit		-
B. Market value of securities borrowed for which no equivalent value is paid or credited		-
C. Other unrecorded amounts		-
18. Total aggregate indebtedness	$	4,920,392
19. Percentage of aggregate indebtedness to net capital		346.18%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF JUNE 30, 2025)

Excess net capital per the Company's FOCUS Report (unaudited)	$	1,438,384
Adjustments made to income and expense accounts which decrease ownership equity		(114,860)
Increase to non-allowable assets		(222,541)
Increase to minimum net capital required		(7,652)
Excess net capital per this computation	$	1,093,331

The accompanying notes to financial statements
are an integral part of this schedule.

MUTUAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
AS OF JUNE 30, 2025

Exemption under SEC Rule 15c3-3 section (k)(2)(ii) has been claimed

The Company is an introducing broker or dealer, clears all transactions with and for clients on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all client funds and securities to the clearing broker or dealer which carries all of the accounts of such clients and maintains and preserves such books and records.

The accompanying notes to financial statements
are an integral part of this schedule.



FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mutual Securities Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout June 30, 2025, the most recent fiscal year except as described in its exemption report.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Farber Hass Hurley LLP

Chatsworth, California
September 29, 2025

9301 Oakdale Avenue, Suite 230 Chatsworth, CA 91311
P 818-895-1943 **F** 818-727-7700
fhhcpas.com



MUTUAL SECURITIES, INC.
Member FINRA, SIPC • Est. 1982

Mutual Securities, Inc.'s Exemption Report

Mutual Securities, Inc., of California d/b/a Mutual Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year except as described below:

Check Amount	Received Date	Deposit Date	Note
$ 400,000	7/1/2024	7/5/2024	Not promptly transmitted by the Company to the clearing firm
$ 125,000	1/15/2025	1/21/2025	Not promptly transmitted by the Company to the clearing firm
$ 100,000	1/15/2025	1/21/2025	Not promptly transmitted by the Company to the clearing firm
$ 10,598	3/12/2025	3/19/2025	Not promptly transmitted by the Company to the clearing firm
$ 1,528,216	10/7/2024	10/8/2024	Not promptly transmitted by the Company to the clearing firm
$ 1,015,675	12/27/2024	12/30/2024	Not promptly transmitted by the Company to the clearing firm
$ 8,000	7/23/2024	7/26/2024	Not promptly transmitted by the Company to the clearing firm

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

<u>Mutual Securities, Inc.</u>

I, Nick Damiani, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

By: Nick Damiani

Title: Chief Administrative Officer

Date: September 29, 2025